Exhibit 99(4)(f)
Rider
Guaranteed Lifetime Withdrawal Benefit and Death Benefit
Single Life
This rider is part of your contract. It is subject to the contract terms. If the terms of this rider and the contract differ, this rider controls.
The Rider Date is the date that this rider becomes effective. If the rider is issued at the same time as your contract, the Rider Date is the Contract Date shown on Page 3 of the contract. If issued after your contract, this rider becomes effective on the Rider Date (the subsequent anniversary of the Contract Date selected).
The rider provides, subject to certain conditions, a guaranteed amount that can be withdrawn each Contract Year, regardless of Contract Value, until the rider’s termination. The Guaranteed Lifetime Withdrawal Benefit will be paid, even if receipt of the benefit would reduce the Contract Value below the minimum required to keep the contract in effect, as stated in the contract.
The rider further provides a death benefit.
Rider Definitions
Charge Freeze Period is the period we guarantee that the Rider Charge Rate will not increase.
The Guaranteed Lifetime Withdrawal Benefit Base (or “GLWB Base”) is a value that is used to determine the Maximum Annual Lifetime Withdrawal.
The Lifetime Withdrawal Age is the age on or after which a withdrawal will trigger the beginning of the Lifetime Withdrawal Period as shown on the Specification Page.
The Maximum Annual Lifetime Withdrawal (or “MALW”) is the maximum amount that can be withdrawn in any Contract Year of the Lifetime Withdrawal Period without affecting the annual withdrawal guarantees in future Contract Years, or the GLWB Base.
A Quarterly Anniversary is each three-month anniversary of the Rider Date. However, if the rider was issued on the 29th, 30th, or 31st day of a month and the month of the three-month anniversary does not have in it a day corresponding to the day in the month on which the rider was issued, the Quarterly Anniversary for purposes of this rider, will occur on the last day of the month.
The Annual Credit Period is the period during which the Annual Credit GLWB Base is calculated. The initial Annual Credit Period is the period of time from the Rider Date to the tenth anniversary of the Rider Date. If the GLWB Base is increased to the then current Contract Value pursuant to the Calculation of Lifetime Withdrawal Base provision (only for Item 2 under the Step-up GLWB Base), then a new Annual Credit Period is established, beginning on the anniversary of the Rider Date immediately following the date the GLWB Base is increased and ending on the tenth anniversary of such date.
Annual Credit Anniversary is any date during the Annual Credit Period that shares the same month and day as the date on which the Annual Credit Period began (provided that if the Annual Credit Period began on February 29th, the Annual Credit Anniversary in years that do not have a February 29th would be February 28th).

Form 08-GLW-1	The Ohio National Life Insurance Company	Page 1 of 9

The Annual Credit Calculation Base is the amount to which the GLWB Annual Credit Rate is applied in calculating the Annual Credit GLWB Base. At the beginning of the Annual Credit Period, the Annual Credit Calculation Base is set equal to the GLWB Base. The value of the Annual Credit Calculation Base will remain the same for the duration of the Annual Credit Period with the following exceptions:

(1)	If a purchase payment is made to the contract, the Annual Credit Calculation Base will be increased at that time by the amount of the purchase payment.

(2)	If the GLWB Base is adjusted due to an Excess Withdrawal, the Annual Credit Calculation Base will be set equal at that time to the lesser of the then current Annual Credit Calculation Base or the GLWB Base after the adjustment for an Excess Withdrawal described below.

The Specification Page is Page 4 of the contract if this rider is issued with the contract, or the Amendment attached to this rider if the rider was subsequently added after the Contract Date.
Calculation of Guaranteed Lifetime Withdrawal Benefit Base
If this rider is issued at the same time as your contract, the initial GLWB Base is the initial Net Purchase Payment, (excluding any Extra Credits, if applicable). If this rider is added to the contract on a subsequent anniversary of the Contract Date, the initial GLWB Base is the Contract Value on the Rider Date.
Thereafter, the GLWB Base is calculated as the greater of the Step-up GLWB Base or the Annual Credit GLWB Base, except as provided under the Excess Withdrawals provision below.
Step-up GLWB Base
The initial Step-up GLWB Base is equal to the initial GLWB Base. Thereafter, the Step-up GLWB Base is determined as follows:
(1)	(i) On each day that is not a Quarterly Anniversary, provided that it is not the day that the Lifetime Withdrawal Period begins, or (ii) on or after any Quarterly Anniversary if a Step-up is or has ever been declined, the Step-up GLWB Base equals (a) + (b) where:
(a)	is the GLWB Base on the previous day; and

(b)	is the amount of any Net Purchase Payments (excluding any Extra Credits, if applicable) credited on that day.
(2)	On each Quarterly Anniversary unless a Step-up is, or was, declined pursuant to the Charge for Rider provision, other than on the day that the Lifetime Withdrawal Period Begins, the Step-up GLWB Base equals the greater of (a) and (b) where:
(a)	is the GLWB Base as calculated in (1) above; and

(b)	is the then current Contract Value.
(3)	On the day that the Lifetime Withdrawal Period Begins, unless a Step-up is, or was, declined pursuant to the Charge for Rider provision, the Step-up GLWB Base equals the greater of (a) and (b) where:
(a)	is the GLWB Base on the previous day plus the amount of any Net Purchase Payments (excluding any Extra Credits, if applicable) made on that day; and

(b)	is the then current Contract Value disregarding any withdrawals made on that day.

Form 08-GLW-1	The Ohio National Life Insurance Company	Page 2 of 9

Annual Credit GLWB Base
The Annual Credit GLWB Base is only calculated on an anniversary of the Rider Date (the Annual Credit Anniversary). The Annual Credit GLWB Base at the beginning of any Annual Credit Period is equal to the GLWB Base at the beginning of such period. Thereafter, the Annual Credit GLWB Base is determined as follows:
(1)	On any Annual Credit Anniversary, provided that no withdrawals have occurred during the twelve month period that began with the previous Annual Credit Anniversary, the Annual Credit GLWB Base equals (a) + (b) + (c) where:
(a)	is the GLWB Base on the prior Annual Credit Anniversary;

(b)	is the Annual Credit Calculation Base multiplied by the GLWB Annual Credit Rate shown on the Specification Page; and

(c)	is amount of any Net Purchase Payments (excluding any Extra Credits, if applicable) during the prior Contract Year.
(2)	On any Annual Credit Anniversary that occurs on or later than the sixth anniversary of the Rider Date, provided that withdrawals have occurred during the twelve month period that began with the previous Annual Credit Anniversary and provided that no withdrawals have occurred on or before the fifth anniversary of the Rider Date, other than those described in the Required Minimum Distributions provision below, and the Annuitant has reached the Lifetime Withdrawal Age shown on the Specification Page, the Annual Credit GLWB Base equals (a) + (b) + (c) where :
(a)	is the GLWB Base on the prior Annual Credit Anniversary;

(b)	is the Annual Credit Calculation Base multiplied by a factor that is equal to [1 — (i)/(ii)] x (iii), but not less than zero where:
(i)	is the amount of withdrawals taken in the prior Contract Year;

(ii)	is the MALW for the prior Contract Year; and

(iii)	is the GLWB Annual Credit Rate; and
(c)	is amount of any Net Purchase Payments (excluding any Extra Credits, if applicable) made during the prior Contract Year.
(3)	Except as provided in (1) and (2) above, on any other anniversary of the Rider Date, your Annual Credit GLWB Base is equal to zero.
Deferral Credit
If no withdrawals are taken in the first 10 Contract Years that the rider is in effect, we will increase the GLWB Base on the tenth anniversary of the Rider Date by the difference between (1) and (2), if greater, where:
(1)	is (a) x (b) + (c) where:
(a)	is the initial GLWB Base plus the total of all subsequent Net Purchase Payments made in the first two Contract Years that the rider is in effect;

(b)	is the Deferral Guarantee Percentage shown on the Specification Page; and

Form 08-GLW-1	The Ohio National Life Insurance Company	Page 3 of 9

(c)	is the total of all Net Purchase Payments made after the second anniversary of the Rider Date to the tenth anniversary of the Rider Date; and
(2)	is the GLWB Base calculated without regards to this provision.
Lifetime Withdrawal Period
The first withdrawal made after the Rider Date that is on or following the date that the Annuitant reaches the Lifetime Withdrawal Age, will trigger the beginning of the Lifetime Withdrawal Period.
On the day that the Lifetime Withdrawal Period begins, the initial MALW Rate will be set to the applicable MALW Rate shown on the Specification Page based on the Annuitant’s age as of that day, and the MALW will be calculated as (a) x (b) where:
(a)	is the MALW Rate; and

(b)	is the GLWB Base on that day as determined pursuant to the Calculation of Guaranteed Lifetime Withdrawal Benefit Base provision.
Thereafter, during the remainder of the Lifetime Withdrawal Period, the MALW will be determined in accordance with the following rules:
(1)	On each Quarterly Anniversary that the GLWB Base is increased to the then current Contract Value, the MALW Rate would be reset to the applicable MALW Rate based on the Annuitant’s then current age on such Quarterly Anniversary and the MALW will be recalculated to equal (a) x (b) where:
(a)	is the recalculated GLWB Base on that day; and

(b)	is the new MALW Rate.
(2)	On any other date that the GLWB Base is recalculated, the MALW will be reset to equal (a) x (b) where:
(a)	is the recalculated GLWB Base on that day; and

(b)	is the then existing MALW Rate.
As long as the total withdrawals during a Contract Year do not exceed the MALW, we will waive any Contingent Deferred Sales Charges that may otherwise have been assessed.
The rider continues in the Lifetime Withdrawal Period until the earliest of:
(1)	the date that the rider is terminated as described in the Termination of Rider provision; or

(2)	the date that the rider enters the Lifetime Annuity Period.
Excess Withdrawals
A withdrawal is deemed to be an Excess Withdrawal if it satisfies one of the following:
(1)	it is made prior to the Annuitant reaching the Lifetime Withdrawal Age; or

(2)	it is made during the Lifetime Withdrawal Period and the total withdrawals for the Contract Year after this withdrawal is made, exceed the MALW; however, only the excess of (a) total withdrawals for the Contract Year after this withdrawal is made over (b) the greater of the total withdrawals for the Contract Year before this withdrawal is made or the MALW is recognized as an Excess Withdrawal.
Any Excess Withdrawals taken will cause the GLWB Base to be adjusted on that day. The new GLWB Base will be set equal (a) x [ 1- (b)/(c) ] where:
(a)	is the GLWB Base immediately prior to the Excess Withdrawal;

(b)	is the amount of the Excess Withdrawal; and

Form 08-GLW-1	The Ohio National Life Insurance Company	Page 4 of 9

(c)	is the Contract Value immediately before the Excess Withdrawal.
Any Excess Withdrawals taken will also cause the GLWB Death Benefit to be adjusted on that day. The new GLWB Death Benefit will be set equal to (a) x [1-(b)/(c)] where:
(a)	is the GLWB Death Benefit immediately prior to the Excess Withdrawal;

(b)	is the amount of the Excess Withdrawal; and

(c)	is the Contract Value immediately before the Excess Withdrawal.
Required Minimum Distributions
To the extent that Required Minimum Distribution regulations under the federal tax laws in effect on the Contract Date applied solely to the value of this contract, mandate withdrawals (hereafter referred to as the “RMD”) that exceed the MALW, such withdrawals will not be considered Excess Withdrawals. Instead, a special withdrawal allowance (called the “Required Minimum Distribution Allowance” or “RMDA”) will be established in accordance with the following rules:
(1)	If your RMD for a calendar year that coincides with or begins during the Contract Year is greater than the MALW for that Contract Year, an RMDA will be set up for that Calendar Year equal to the excess of the RMD over the MALW.

(2)	Any withdrawals taken during a Contract Year will be applied first against the MALW, then against any remaining RMDA balances in the order that the RMDAs were established.

(3)	An RMDA for any year will be reduced to zero at the end of the calendar year that follows the year for which that RMDA was established.

(4)	Any withdrawals in a Contract Year that exceed the sum of the MALW and any remaining RMDA balances will be Excess Withdrawals.
If you die after beginning to receive RMDs, RMDAs will continue to be calculated for any withdrawals that continue to the Beneficiary for the remainder of that calendar year.
We reserve the right to modify or eliminate the RMDA if there is any change to the Internal Revenue Code or Internal Revenue Service (IRS) rules or regulations relating to Required Minimum Distributions, including the issuance of relevant IRS guidance. If we exercise this right to modify or eliminate the RMDA then any distribution in excess of your MALW will be an Excess Withdrawal.
Extended Annuitization
You may request a delay in the Annuity Payout Date as set forth in your contract, to the anniversary of the Contract Date immediately following the Annuitant’s 95th birthday, for purposes of this rider only. Any extension of the Annuity Payout Date for purposes of this rider only shall not affect the termination of, or extend, any death benefit in the contract or any other rider. You must provide us with Notice of such request prior to the Annuity Payout Date in the contract, provided that after the Annuitant reaches age 90 you must take the maximum guaranteed withdrawals allowable under this rider each Contract Year until the anniversary of the Contract Date immediately following the Annuitant’s 95th birthday. At that anniversary of the Contract Date, you will be required to annuitize the contract or terminate the contract and take any Contract Value therefrom.
The death benefit under this rider will continue until the anniversary of the Contract Date immediately following the Annuitant’s 95th birthday, if you elect to delay annuitization and we agree, as long as the contract remains in effect. Even if you have given us Notice that you intend to delay annuitization until then, you may annuitize or terminate the contract by Notice to us prior to the anniversary of the Contract Date immediately following the Annuitant’s 95th birthday.

Form 08-GLW-1	The Ohio National Life Insurance Company	Page 5 of 9

Lifetime Annuity Period
When this rider enters the Lifetime Annuity Period, you will immediately receive a payment equal to the excess, if any, of the then current MALW over the total withdrawals already taken during the Contract Year, provided however, that if you are making systematic withdrawals, the payments will continue until the MALW for the Contract Year has been reached. In addition, you will begin receiving a lifetime annuity (the “MALW Annuity”) on the first day of the month following the first anniversary of the Contract Date in the Lifetime Annuity Period payable until the Annuitant’s death, with monthly payments equal to one-twelfth of the then current MALW.
This rider will enter the Lifetime Annuity Period either on:
(1)	the Annuity Payout Date, if this contract is in the Lifetime Withdrawal Period at that time and you choose, in lieu of the Annuity Options provided in the contract, to receive the MALW Annuity; or

(2)	the date that the Contract Value is reduced to zero (other than by an Excess Withdrawal) while in the Lifetime Withdrawal Period or, if while not in the Lifetime Withdrawal Period, then immediately or, if later, when the Annuitant reaches the Lifetime Withdrawal Age.
Once the rider has entered the Lifetime Annuity Period, the terms of the contract will be adjusted as follows:
(1)	the contract will provide only the benefits provided in this rider;

(2)	all other riders attached to the contract will terminate; and

(3)	no additional purchase payments will be accepted.
Lump Sum Settlement Option
On the date the Contract Value is reduced to zero (other than by an Excess Withdrawal) while in the Lifetime Withdrawal Period, in lieu of entering the Lifetime Annuity Period, you may elect either an age-based or underwritten Lump Sum Settlement Option.
The age-based Lump Sum Settlement Option will be equal to the MALW at the time that the Contract Value goes to zero multiplied by the appropriate age-based factors in accordance with the following table:

Annuitant’s Age Nearest Birthday	MALW Multiplier
60-64	6.7
65-69	5.7
70-74	4.7
75-79	3.7
80-84	2.7
85-89	2.0
90+	1.4
The underwritten Lump Sum Settlement Option will be available to you if a licensed physician of your choosing (other than either Participating Spouse) attests that the Annuitant is in good health and has a life expectancy that is in line with that of the average purchaser of annuity products at that age. The underwritten lump sum settlement amount shall be determined by us using our underwriting guidelines and rules, based on age and sex after taking into account the health information of the Annuitant that is provided to us by the licensed physician on a form we have established specifically for this purpose. We reserve the right to obtain additional medical information to underwrite a request for an underwritten lump sum settlement.

Form 08-GLW-1	The Ohio National Life Insurance Company	Page 6 of 9

Available Investment Options
While the rider is in force, your purchase payments and your Contract Value must be allocated to the Fixed Accumulation Account, if available, and/or in accordance with either Paragraph (1) or (2) below:
(1)	Your purchase payments and your Contract Value must be allocated to one of the available Asset Allocation Models (the “Models”) from those offered by us and approved for use with this rider. You may maintain funds in only one Model at any given time.

(2)	Your purchase payments and your Contract Value must be allocated in accordance with the following investment restrictions:
(a)	A percentage at least equal to the Category I Floor shown on the Specification Page must be allocated to any combination of subaccounts that we designate as Category I Subaccounts;

(b)	A percentage no greater than the Category II Cap shown on the Specification Page may be allocated to any combination of subaccounts that we designate as Category II Subaccounts;

(c)	A percentage no greater than the Category III Cap shown on the Specification Page may be allocated to any combination of subaccounts that we designate as Category III Subaccounts;

(d)	A percentage no greater than the Category IV Cap shown on the Specification Page may be allocated to any combination of subaccounts that we designate as Category IV Subaccounts.
Notwithstanding the above, your purchase payments may be allocated to a Dollar Cost Averaging (“DCA”) Account, if available, and then transferred to a Model selected by you under (1) above or the subaccounts under (2) above, subject to any restrictions on such transfers as set forth in your contract.
By Notice to us, you may modify your purchase payment allocations at any time as long as the new allocations continue to satisfy the investment restrictions in Paragraphs (1) or (2) above.
Any transfer request that results in moving Contract Value from one category to another must result in a Contract Value allocation that continues to meet the investment restrictions described above. A transfer request will not cause your allocation instructions for purchase payments and/or the rebalancing of your contract to change, unless such request is accompanied by new instructions for allocating purchase payments and/or for rebalancing.
We will determine for each new variable subaccount the appropriate investment category to place it in. In addition, we reserve the right to change the category classification of any subaccount by written Notice. We reserve the right to make any change in the classification of a subaccount apply to future purchase payments or transfers.
We may limit the availability of any Asset Allocation Model or any subaccount for use with this rider. If an existing subaccount becomes unavailable for the allocation of future purchase payments or Contract Value, you will need to provide us updated allocation instructions that comply with paragraph (1) or (2) above. If you fail to provide us with new instructions and your allocations of purchase payments or Contract Value violates the investment restrictions, your rider will be terminated. You may only be in one Asset Allocation Model at a time. Therefore, if an Asset Allocation Model to which your Contract Value is allocated becomes unavailable for the allocation of future purchase payments under the rider and you wish to make additional purchase payments, you will have to transfer your Contract Value to an Asset Allocation Model that is then available under this rider.

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If you choose to allocate your purchase payments or Contract Value in accordance with Paragraph (2) above, while this rider is in effect, we will rebalance quarterly the amounts in each individual variable subaccount based on your rebalance instructions. Such rebalancing will occur on each quarterly anniversary. If a quarterly rebalancing date is not the last day of a Valuation Period, such rebalancing will occur at the end of that Valuation Period. Rebalancing will only occur on the three-month anniversaries of the Rider Date. Neither withdrawals from the contract nor transfers will result in a rebalancing on the date of such transaction.
If you choose to allocate your purchase payments or Contract Value to an Asset Allocation Model in accordance with Paragraph (1) above, at the end of each calendar quarter, variable account values allocated within each Model will be rebalanced to maintain the mix of investments in the proportions established for each Model.
Spousal Continuation
If your surviving spouse is the sole Owner and Annuitant of the contract, upon your death such surviving spouse shall become the new Annuitant for purposes of this benefit, subject to the following conditions:
If you die before entering the Lifetime Withdrawal Period, the GLWB Base will be set equal to the greater of the Contract Value (after application of any applicable Death Benefit Adjustments) or the GLWB Base as of the earlier of 90 days after the Annuitant’s death or the date we receive proof of death. The surviving spouse will be eligible to enter the Lifetime Withdrawal Period when such surviving spouse reaches the Lifetime Withdrawal Age and the applicable MALW Rate will be based on the surviving spouse’s age when the Lifetime Withdrawal Period begins.
If you die after entering the Lifetime Withdrawal Period, the GLWB Base will be set equal to the Contract Value (after application of any applicable Death Benefit Adjustments) as of the earlier of 90 days after the Annuitant’s death or the date we receive proof of death. The surviving spouse will not be eligible to re-enter the Lifetime Withdrawal Period until such surviving spouse reaches the Lifetime Withdrawal Age and the applicable MALW Rate will be based on the surviving spouse’s age when the surviving spouse re-enters the Lifetime Withdrawal Period.
A Spousal Continuation will not affect the value of the RMDAs for the year of the Annuitant’s death. Thereafter, the surviving spouse will be eligible for RMDAs based upon the surviving spouse’s RMD.
Other than in the case of a Spousal Continuation, the rider will terminate upon your death, unless the rider is in the Lifetime Annuity Period and you are not the Annuitant, in which case the rider will continue until the death of the Annuitant.
Furthermore, other than in the case of a Spousal Continuation, there is no right to change the Annuitant under this rider or the contract.
GLWB Death Benefit
While this rider is in effect, the Guaranteed Minimum Death Benefit Amount to the Beneficiary will be at least equal to the GLWB Death Benefit.
If this rider is issued at the same time as your contract, the initial GLWB Death Benefit is the initial Purchase Payment, (excluding any Extra Credits, if applicable). If this rider is added to the contract on a subsequent anniversary, the initial GLWB Death Benefit is the Contract Value on the Rider Date. Thereafter, except as provided under the Excess Withdrawal provision above, the GLWB Death Benefit equals (a) + (b) – (c) where:
(a)	is the GLWB Death Benefit on the previous day;

(b)	is the amount of any purchase payments (excluding any Extra Credits, if applicable) made on that day; and

(c)	is the dollar amount of any withdrawals made on that day that are not Excess Withdrawals.

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If the GLWB Death Benefit is greater than zero when the rider enters the Lifetime Annuity Period and you elect to receive the MALW Annuity it will continue effective, but will be reduced by the dollar amount of each subsequent withdrawal or MALW Annuity payment.
In the case of a Spousal Continuation, the GLWB Death Benefit will be set equal to the Contract Value (after the application of any Death Benefit Adjustments) if greater than the then current GLWB Death Benefit.
Charge for Rider
On each Quarterly Anniversary that this rider is in effect until it reaches the Lifetime Annuity Period, we will deduct from your Contract Value a Guaranteed Lifetime Withdrawal Benefit Rider charge for this rider equal to the product of the Quarterly Rider Charge Rate and the GLWB Base.
The Quarterly Rider Charge Rate is: (a) the rate shown on the Specification Page if the rider was issued at the same time as the contract and the GLWB Base has not yet been increased as a result of a quarterly Step-up pursuant to Calculation of Guaranteed Lifetime Withdrawal Benefit Base provision; (b) the rate shown on the corresponding Amendment to your contract if the rider was issued after the Contract Date and the GLWB Base has not yet been increased as a result of a quarterly Step-up; or (c) if greater, the rate declared by us at the time of a quarterly Step-up. The charge increase at the time of a quarterly Step-up will be no greater than the charge for new issues of this rider form in effect on the date of the Step-up, if such rider form is then offered by us, and will never be more than the Maximum Quarterly Rider Charge Rate shown on the Specification Page. We also guarantee that the Quarterly Rider Charge Rate will not increase during the Charge Freeze Period shown on the Specification Page. Furthermore, you may avoid a charge rate increase by declining the quarterly Step-up. However, if you do so, the quarterly Step-ups will cease for the life of the rider.
The rider charge will be deducted from all investment portfolios on a pro rata basis in proportion to their percentage of the total Contract Value. However, charges will not be taken from amounts allocated to the Dollar Cost Averaging Account, while in the Dollar Cost Averaging Account.
In the event that the Annuitant dies, you surrender the contract, this rider is terminated due to violation of the investment restrictions or you elect to annuitize during any Contract Year, we reserve the right to prorate the annual charge for this rider that had not yet been assessed prior to the Annuitant’s death or the annuitization.
Addition of Rider
If we so designate, this rider may be added after the Contract Date. However, it may only be added on an anniversary of the Contract Date subject to any maximum Annuitant age we allow at that time.
Termination of Rider
You may not cancel this rider, unless we otherwise agree. This rider will terminate upon: (a) the date the contract is terminated in accordance with its terms, unless otherwise provided in this rider, (b) the date of an Excess Withdrawal which reduces the Contract Value to zero, (c) the date on which funds are allocated in a manner that violates the investment restrictions, (d) the commencement of an Annuity Option other than the MALW Annuity, (e) the date of a lump sum settlement, or (f) the death of the Annuitant, except in the case of Spousal Continuation.
THE OHIO NATIONAL LIFE INSURANCE COMPANY

Form 08-GLW-1	The Ohio National Life Insurance Company	Page 9 of 9